RECEIVED

2005 JUL -6 A

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

05009473

4 July 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
<u>File Number 82-34754</u>

To Whom it May Concern:

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
04/7/05	Norwood Immunology Clinical Trials Progress
30/6/05	Results of Extraordinary General Meeting
21/6/05	Needle-free Device Successfully Delivers Chemical Mulesing Protein in Live Sheep Trial

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dlw 7/6

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NEEDLE-FREE DEVICE SUCCESSFULLY DELIVERS CHEMICAL MULESING PROTEIN IN LIVE SHEEP TRIAL

Key points:

- ***Needle-free hand held prototype device completed at MIT***
- ***Device successfully tested on sheep skin***
- ***Preliminary trial on live sheep successful***
- ***Next step is field testing on merino sheep in Australia***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that the Bioinstrumentation Laboratory at Massachusetts Institute of Technology in Boston (MIT) has produced the first hand held working prototype of a needle-free drug delivery device.

The needle free delivery research program seeks to create a device that will have applicability to both human and veterinary markets.

The current research program is focussing on the use of the needle-free device to deliver vaccines to the human market as well as drugs in animals. In particular, a variation of the device is being used to test the delivery of a specific protein compound into sheep.

The program is part of an arrangement with Australian Wool Innovation Limited (AWI) designed to provide a substitute for the surgical mulesing procedure.

In recent trials at MIT, the prototype device has successfully delivered the protein into sheep skin in the laboratory. The trial compared the outcome of delivering the protein with a conventional needle and syringe to that of delivering the protein using the needle free device. Injection of a buffer (a liquid not containing the protein) provided negative controls for each mode of delivery.

Additionally, in preliminary trials on sheep, the hand-held prototype device delivered the protein to an animal. Based on the trial parameters and examination of biopsied skin samples, the trial was deemed to be a success. Needle free and conventional needle delivery gave equivalent results in sheep.

The next stage of the program will involve field testing of the prototype device in merino sheep in Australia.

Currently surgical mulesing is performed on approximately 15 million sheep a year and has been shown to prevent 90-100% of cases of breech flystrike. However AWI has a major initiative underway to develop a viable alternative to surgical mulesing.

For further information on Norwood Abbey visit www.norwoodabbey.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333
61-2-8256-3334

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

30 June 2005

By Facsimile: 1300 300 021

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Results of Extraordinary General Meeting
NORWOOD ABBEY LIMITED

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the Extraordinary General Meeting of Norwood Abbey Limited was held today.

Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Jeffrey Bell
Company Secretary

NORWOOD ABBEY LIMITED
Extraordinary General Meeting

Proxy Summary
30 June 2005

1 Ratification of prior issues of securities

Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
55,901,703	528,169	17,203,909	712,046

The motion was carried on a show of hands as an ordinary resolution.

2 Approval of issue of securities

Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
61,947,733	3,940,169	17,205,609	712,046

The motion was carried on a show of hands as an ordinary resolution.

3 Issue of Options to non-executive Director Professor Ian Hunter

Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
60,282,819	4,864,193	17,946,499	712,046

The motion was carried on a show of hands as an ordinary resolution.

norwood immunology

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
65 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY CLINICAL TRIALS PROGRESS

Key points:

- **Autologous bone marrow transplant (BMT) trial approved by FDA, obtains IRB approval from MD Anderson & nearing IRB approval from Dana-Farber**
- **Investigators' protocol implementation meeting mid-July**
- **Clinical Trial Agreement being finalised**
- **Trial co-funded by NIH consortium (Dana-Farber as Grantee), with support from TAP Pharmaceutical Products Inc. and NIM**
- **Immune function study (LIMS) protocol nearing IRB approvals from University of California & Georgetown University**
- **LIMS study to be funded by TAP**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its subsidiary Norwood Immunology Ltd [AIM: NIM] has made substantial progress in its clinical trials program. Both the autologous bone marrow transplant (BMT) trial and the immune function study (LIMS) are on track for enrolment of first patients during the third quarter of calendar 2005.

The processes in planning, designing, obtaining relevant approvals and implementation are complex, require significant skilled resources and are time consuming. The diagram below, describing the BMT study planning process, is designed to illustrate to shareholders the many steps involved and also to highlight that the BMT trial is close to a start date.


Autologous (self derived) Bone Marrow Transplant (BMT) trial (LETR-02) – Activities Map
TAP Commercial Partnership
FDA Pre-IND Meeting (Clinicians, FDA, NIM & TAP)
TAP IND Filing with FDA
FDA gives Study Clearance
We are here
Development of Clinical Strategy •Scientific •Medical •Commercial
Clinical Study Design
Clinicians Prepare Submissions for Hospital Reviews
SRC & IRB Reviews at M.D. Anderson, Dana-Farber and University of Minnesota
IRB Study Approvals
Study Commences
Q3 2005
Australian Proof of Concept Study Fully Enrolled
NIM and TAP Project Management
• FDA Documentation
• Database Development
• IP Protection/Contracts Negotiation
• Vaccine and Drug Supplies
• Lab Samples and Testing Procedures
• Healthcare Staff Training
SRC – Scientific Review Committee
IRB – Institutional Review Board
IND – Investigational New Drug

norwood immunology

NORWOOD ABBEY

For further information on Norwood Immunology visit www.norwoodimmunology.com

For further information contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0) 7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Background:

Norwood Immunology has licensed its immunology intellectual property to TAP for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com